14041772

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goodwin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg. 2, Suite 101
(No. and Street)

Albuquerque	NM	87109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John W. Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Goodwin Securities, Inc., as of August 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
Sarah E. Thomas
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 5-22-17

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOODWIN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2014

CF ACCOUNTANTS CONSULTANTS

GOODWIN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2014

GOODWIN SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Goodwin Securities, Inc.

We have audited the accompanying statement of financial condition of Goodwin Securities, Inc. (the "Company") as of August 31, 2014, and the related statements of income, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin Securities Inc. as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
October 1, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

GOODWIN SECURITIES, INC.
Statement of Financial Condition
August 31, 2014

ASSETS

Cash	$	30,636
Receivable from broker-dealers and clearing organizations		100,372
Furniture and equipment at cost, net of accumulated depreciation of $57,682		-0-
	$	131,008

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	42,080
Total liabilities		42,080
Stockholders' equity:		
Common stock, 500,000 shares authorized, $.00555 stated value, 390,000 shares issued and outstanding		2,166
Additional paid-in capital		36,834
Retained earnings		49,928
Total stockholders' equity		88,928
	$	131,008

The accompanying notes are an integral part of these financial statements.

GOODWIN SECURITIES, INC.
Statement of Income
For the Year Ended August 31, 2014

Revenues:	
Securities commissions	$ 261,304
Revenue from sale of investment shares	473,886
Interest Income	6
	735,196
Expenses:	
Compensation and benefits	527,997
Commission and clearance paid other brokers	47,983
Communications	18,163
Occupancy and equipment costs	38,193
Promotional expenses	411
Other expenses	96,250
	728,997
Income before income taxes	6,199
Provision (benefit) for federal income taxes	1,635
Net Income	$ 4,564

The accompanying notes are an integral part of these financial statements.

GOODWIN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances at August 31, 2013	390,000	$ 2,166	$ 36,834	$ 45,364	$ 84,364
Net income				4,564	4,564
Balances at August 31, 2014	390,000	$ 2,166	$ 36,834	$ 49,928	$ 88,928

The accompanying notes are an integral part of these financial statements.

GOODWIN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended August 31, 2014

Balance, at August 31, 2013	$ -0-
Increases	-0-
Decreases	-0-
Balance, at August 31, 2014	$ -0-

The accompanying notes are an integral part of these financial statements.

GOODWIN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended August 31, 2014

Cash flows from operating activities:	
Net income	$ 4,564
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(5,571)
Decrease in other receivables	2,485
Increase in accounts payable and accrued expenses	8,370
Net cash provided (used) by operating activities	9,848
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	9,848
Cash at beginning of year	20,788
Cash at end of year	$ 30,636
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

GOODWIN SECURITIES, INC.
Notes to Financial Statements
August 31, 2014

Note 1 - Summary of Significant Accounting Policies

Goodwin Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent. The Company is a New Mexico corporation.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in New Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities owned and securities sold but not yet purchased are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these.

Depreciation is provided by an accelerated method over the estimated useful lives of the related assets. Depreciation expense for the year totaled $-0-.

Advertising costs are expensed as incurred. Advertising expense for the year totaled $411 and is reflected in promotional expenses.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision (benefit) for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2014, the Company had net capital of approximately $87,784 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .48 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Retirement Plan

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $80,822 and is reflected in compensation and benefits.

Note 5 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at August 31, 2014 are as follows:

Year Ending August 31,	
2015	$ 34,040
2016	35,144
2017	36,248
2018	6,072
	$ 111,504

Rental expense for the year ended August 31, 2014 was $ 26,694 and is reflected in occupancy and equipment costs.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At August 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of August 31, 2014

Schedule I

GOODWIN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 88,928
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	88,928
Deductions and/or charges	
Non-allowable assets:	
Other receivables	-0-
Net capital before haircuts on securities positions	88,928
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Securities	(1,144)
Net capital	$ 87,784

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 42,080
Total aggregate indebtedness	$ 42,080

Schedule I (continued)

GOODWIN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,805
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 82,784
Excess net capital at 1000%	$ 83,576
Ratio: Aggregate indebtedness to net capital	.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GOODWIN SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of August 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended August 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Goodwin Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Goodwin Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Goodwin Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* Goodwin Securities, Inc. stated that Goodwin Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to August 31, 2014 without exception. Goodwin Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Goodwin Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
October 1, 2014

GOODWIN
SECURITIES, INC

September 25, 2014

To the best of knowledge, Goodwin Securities Inc., has met the specific exemption called upon under Rule 15c3-3(k) (2) (ii) that all customer transactions are cleared through National Financial Services on a fully disclosed basis for the period of June 1, 2014 to August 31, 2014 without exception.

John Goodwin
President

7801 Academy Blvd. NE, Bldg. 2, Ste. 101, Albuquerque, NM 87109
Tel: 505.797.7447 • Fax: 505.797.7557 • 1.800.777.5094 • goodwinsecurities.com

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended August 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESMENT

To the Board of Directors of
Goodwin Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2014, which were agreed to by Goodwin Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Goodwin Securities, Inc's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Goodwin Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2014 with the amounts reported in Form SIPC-7 for the year ended August 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
October 1, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043158 FINRA AUG 12/4/1990
GOODWIN SECURITIES INC
7801 ACADEMY ROAD NE
STE 2-101
ALBUQUERQUE, NM 87109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 448

B. Less payment made with SIPC-6 filed (exclude interest) (175)
4-2-14
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 273

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 273

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 273

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goodwin Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of Sept, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 9/1, 20 13
and ending 8/31, 20 14

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 735,196
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	508,177
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	47,983
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	556,160
2d. SIPC Net Operating Revenues	$ 179,036
2e. General Assessment @ .0025	$ 448

(to page 1, line 2.A.)